May 3, 2021

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On March 9, 2021, the Registrant, on behalf of its series, the Catalyst Buyback Strategy Fund (to be renamed “Catalyst Pivotal Growth Fund”) (the “Fund”), filed an amendment to its registration statement (the “Amendment”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on April 23, 2021, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please update the Fund’s name on EDGAR.

Response: The Registrant will update the Fund’s name on EDGAR when the name change goes into effect on or about May 8, 2021.

Comment 2: Please retain the Rule 30e-3 disclosure on the cover of the Prospectus if the Registrant intends to make the Fund’s documents available to shareholders available on the internet in lieu of delivering paper copies to shareholders.

Response: Upon review of Rule 30e-3 and its adopting release, the Registrant believes it may rely on Rule 30e-3 without further notice to shareholders since it has complied with providing notice of its intention to do so on all Fund documents between January 1, 2019 and December 31, 2020.

Prospectus

Fee Table

Comment 3: Please consider adding a footnote to the fee table explaining that the maximum contingent deferred sales charge applies only to purchases over $1 million.

Ms. Elisabeth M. Bentzinger

May 3, 2021

Response: The Registrant has added a footnote to the Fee Table stating the following:

The 1.00% maximum deferred sales charge may be assessed in the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge) on shares redeemed within two years of purchase.

Principal Investment Risk Disclosures

Comment 4: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to a fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 5: If the Registrant anticipates, as a result of the change in investment strategy, any portfolio repositioning that would result in a higher portfolio turnover, please enhance the disclosure of Turnover Rate Risk. If true, add disclosure that shareholders who purchase fund shares may have adverse tax consequences due to the repositioning. Please note that any significant variation in turnover rate should be disclosed in Item 16(e) of the Statement of Additional Information.

Response: The Registrant has confirmed that there will not be any increased turnover in the Fund’s portfolio as a result of the change in investment strategy.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 6: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Ms. Elisabeth M. Bentzinger

May 3, 2021

Response: The Registrant has amended its Item 4 disclosures to state the following:

The Fund seeks to achieve its investment objective by investing primarily in the common stocks of U.S. companies that are experiencing or expected to experience growth opportunities. The Fund may invest in companies of any market capitalization but expects to invest a significant portion of its assets in large capitalization companies.

RCM Wealth Advisors (the “Sub-Advisor”) uses a combination of fundamental and technical analysis to select companies for the Fund’s portfolio. Using technical inputs, the Sub-Advisor screens for companies with trading patterns that indicate a positive uptrend or the expectation of a positive uptrend in price. Fundamental factors the Sub-Advisor considers include growing revenues, earnings, or cash flow; stable or growing margins; a strong corporate balance sheet; and an increased market recognition of those characteristics. Companies identified for potential investment ~~by the Fund based on these technical and fundamental analyses~~ are then evaluated to determine whether the current valuation of the company is significantly discounted enough from its projected future valuation by the Sub-Advisor to provide a reasonable rate of return for the portfolio. ~~These valuations are conducted using discounted cash flow analysis and/or an understanding of the unit economics (profit per single product) of a business.~~

Generally, only when fundamental, technical and value criteria have been satisfied will the company under consideration be included in the Fund on a long-term basis. However, stocks satisfying the technical criteria may be held within the portfolio for short periods with the intention of selling within a year.

Stocks may be sold from the portfolio based on certain fundamental or technical criteria. ~~Fundamental factors that may result in the sale of a stock include company valuation nearing or reaching its fully estimated value, its sector falling out of favor, exhibiting decelerating sales and earnings, its competitive position changing, or if a better alternative investment for the portfolio is identified. Technical factors that may result in the sale of a stock include a moving average breach (price falling below its historical moving average), increased volatility, or changes in trading patterns.~~

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that affect the Fund’s performance and produce increased taxable distributions.

Ms. Elisabeth M. Bentzinger

May 3, 2021

Statement of Additional Information

Comment 7: The Fund’s Statement of Additional Information incorporates the Fund’s Annual Report by reference. Please include a hyperlink to the Annual Report pursuant to the Securities Act and 1940 Act.

Response: The Registrant will amend its disclosures to include a hyperlink to the Annual Report incorporated by reference.

Comment 8: Please consider whether the Fund will invest than 15% in illiquid investments and, if not, whether the disclosure pursuant to Rule 22e-4 is appropriate in the discuission of “Other Investment Policies.”

Response: The Registrant has amended its disclosures to include the following at the end of its discuission of “Other Investment Policies”:

Pursuant to Rule 22e-4, the Fund will not invest more than 15% of its net assets in investments for which there are legal or contractual restrictions on resale and other illiquid investments. Rule 144A securities with registration rights are not considered to be illiquid. If illiquid investments exceed 15% of the Fund’s net assets, the Fund will take corrective action consistent with Rule 22e-4.

Part C

Comment 9: Please update the Fund’s name in Item 28(d)(xlxii).

Response: The Registrant has updated its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser